UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended June 30, 2010

OR

 [   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the transition period from _____________ to ______________

Commission file number  000-20969

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

HIBBETT SPORTS, INC.
2005 EMPLOYEE STOCK PURCHASE PLAN

B.	Name of issuer of security held pursuant to the Plan and the address of its principal executive office:

Hibbett Sports, Inc.
451 Industrial Lane
Birmingham, Alabama 35211

INDEX

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits as of June 30, 2010 and 2009	4

Statements of Changes in Net Assets Available for Benefits for the Years	4
Ended June 30, 2010, 2009 and 2008

Notes to Financial Statements	5

Exhibits	7

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 24, 2010	By:	/s/ Gary A. Smith
Gary A. Smith
Senior Vice President and Chief
Financial Officer

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Hibbett Sports, Inc. 2005 Employee Stock Purchase Plan:

We have audited the accompanying statements of net assets available for benefits of the Hibbett Sports, Inc. 2005 Employee Stock Purchase Plan (the Plan) as of June 30, 2010 and 2009, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended June 30, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2010 and 2009, and the changes in net assets available for benefits for each of the years in the three-year period ended June 30, 2010 in conformity with U.S. generally accepted accounting principles.

Birmingham, Alabama                                                                                     KPMG LLP
September 24, 2010

HIBBETT SPORTS, INC.
2005 EMPLOYEE STOCK PURCHASE PLAN

Statements of Net Assets Available for Benefits
June 30, 2010 and 2009

	2010	2009

Receivable from Hibbett Sports, Inc.	$60,467	$78,965
Total net assets	$60,467	$78,965

See accompanying notes to financial statements.

HIBBETT SPORTS, INC.
2005 EMPLOYEE STOCK PURCHASE PLAN

Statements of Changes in Net Assets Available for Benefits
Years ended June 30, 2010, 2009 and 2008

	2010	2009	2008

Net assets, beginning of period	$78,965	$104,772	$93,369

Participant deposits	224,253	370,305	362,631

Deposits used for stock purchases
on behalf of participants	(242,751)	(396,112)	(351,228)

Net assets, end of period	$60,467	$78,965	$104,772

See accompanying notes to financial statements.

HIBBETT SPORTS, INC.
2005 EMPLOYEE STOCK PURCHASE PLAN
Notes to Financial Statements
June 30, 2010, 2009 and 2008

1.	DESCRIPTION OF PLAN

The following description of the Hibbett Sports, Inc. 2005 Employee Stock Purchase Plan (2005 Plan) is provided for general information only.  Participants should refer to the Plan Agreement for a more complete description of the 2005 Plan’s provisions.

The 2005 Plan provides employees of Hibbett Sports, Inc. (Company) an opportunity to purchase shares of common stock of the Company.  The 2005 Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended, and is therefore not subject to federal and state income taxes.  The 2005 Plan is not subject to the Employee Retirement Income Security Act of 1974, as amended.

Participants of the 2005 Plan may purchase shares of the Company’s common stock through payroll deductions during the plan year.  Payroll deductions may be from a minimum of 1% up to a maximum of 10% of the participant’s eligible pay each period.  On the first day of each calendar quarter, a participant is deemed to have been granted an option to purchase a maximum number of shares of common stock of the Company as defined in the 2005 Plan.

The Company establishes a withholding account for each participant and all payroll deductions made for a participant are credited to his or her account under the 2005 Plan.  Amounts are held in these accounts and, on a quarterly basis, the options are exercised at a price equal to the lower of 85% of the fair value of the common stock on the first day of the calendar quarter or 85% of the fair value of the common stock on the last day of the calendar quarter.

The 2005 Plan is administered by the Board of Directors or by a committee appointed by the Board at its discretion.

2.	PARTICIPANT AND PLAN TERMINATIONS

Although it has not expressed any intent to do so, the Company has the right under the 2005 Plan to alter, suspend, amend or terminate the 2005 Plan.  In the event of plan termination, the participant’s rights to acquire stock continues until the end of the current option period, at which time the balance of a participant’s withholding account would be returned to the participant and no further contributions would be accepted.  Subject to the right of the Board of Directors to terminate the 2005 Plan prior thereto, the 2005 Plan will terminate and there will be no further offerings upon the earlier of:  (1) the issuance of 204,794 shares of common stock reserved for employee purchase as defined in the 2005 Plan Agreement, or (2) the end of the fortieth quarterly offering.  As of June 30, 2010, the 2005 Plan had issued 97,521 shares of common stock to participants of the 2005 Plan.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of the 2005 Plan conform with U.S. generally accepted accounting principles.  The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates – In preparing the financial statements in conformity with U.S. generally accepted accounting principles, the 2005 Plan’s management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period.  Actual results could differ significantly from those estimates.

Participant Deposits – Participant deposits are recorded in the period in which funds are withheld from participants’ compensation.

Deposits Used for Stock Purchases on Behalf of Participants – Deposits used for stock purchases on behalf of participants are recorded in the period in which the funds are used to purchase stock.

4.	RECENT ACCOUNTING PRONOUNCEMENTS

In February 2010, the Financial Accounting Standards Board (FASB) issued amended guidance on subsequent events.  Under this amended guidance, filers with the Securities and Exchange Commission are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements.  This guidance was effective immediately, and the 2005 Plan adopted these new requirements for the year ended June 30, 2010.

5.	PLAN OBLIGATIONS

As of June 30, 2010, 2009 and 2008, the 2005 Plan was obligated to purchase 2,856, 5,064 and 7,438 shares of the Company’s common stock for participants of the 2005 Plan, respectively.  The fair value of the Company’s common stock on June 30, 2010, 2009 and 2008 was $23.96, $18.00 and $21.12 per share, respectively.  All common stock acquired in connection with the 2005 Plan is distributed directly to participants.

6.	INCOME AND EXPENSES

All expenses of the 2005 Plan are paid by the Company on behalf of the 2005 Plan.  The Company is not required to, and does not, pay interest on amounts held in withholding accounts for participants of the 2005 Plan.  Participants are not taxed upon receipt or exercise of options.  Participants are taxed upon disposition of shares purchased under the 2005 Plan.

7.	TAX STATUS

The Plan Administrator has determined that the 2005 Plan, as amended, is designed in accordance with Section 423 of the Internal Revenue Code (IRC).  The Plan Administrator believes that the 2005 Plan is currently being operated in compliance with the applicable provisions of Section 423 of the IRC and the 2005 Plan document.

INDEX TO EXHIBITS

Exhibit Number

4.1
Hibbett Sports, Inc. 2005 Employee Stock Purchase Plan (incorporated by reference to exhibit filed in the Company’s Registration Statement on Form S-8 (Registration No.  333-126316), filed with the Securities and Exchange Commission June 30, 2005).

23.1	Consent of Independent Registered Public Accounting Firm *

*  Filed herewith